SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                          ____________________________



                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                          ____________________________


                       INVESTMENT PROPERTIES ASSOCIATES,
                             A LIMITED PARTNERSHIP
                               (Name of Issuer)


                PARTICIPATIONS IN LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                  461430 10 0
                                (CUSIP Number)
                          ____________________________


                                 CRAIG EFFRON
                         SCOGBELL ACQUISITION, L.L.C.
                        660 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK  10021
                                (212) 355-7480


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                          ____________________________


                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                            BRUCE M. STACHENFELD, ESQ.
                             DUVAL & STACHENFELD, LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                                 (212) 883-1700
                          ___________________________



                                 JUNE 10, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>



                            (Continued on following pages)


                                 (Page 1 of 31 Pages)

CUSIP No. 461430 10 0           13D                           Page 2 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                ScogBell Acquisition, L.L.C.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               310,927

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                              0

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  310,927

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                               0

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               OO

CUSIP No. 461430 10 0           13D                           Page 3 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                ScogBell AG Manager, Inc.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               CO

CUSIP No. 461430 10 0           13D                           Page 4 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                John M. Angelo
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                AF
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                          310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                 0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                          310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               IN

CUSIP No. 461430 10 0           13D                           Page 5 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Michael L. Gordon
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                AF
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACEOF ORGANIZATION

                            United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               IN

CUSIP No. 461430 10 0           13D                             Page 6 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Angelo, Gordon & Co., L.P.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                          310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                          310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               PN; IA

CUSIP No. 461430 10 0           13D                            Page 7 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                AG Partners, L.P.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware

                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               PN

CUSIP No. 461430 10 0           13D                             Page 8 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                AG Class A ScogBell Acquisition, L.L.C.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               OO

<PAGE

CUSIP No. 461430 10 0           13D                             Page 9 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                AG Class B ScogBell Acquisition, L.L.C.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                   0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               OO



CUSIP No. 461430 10 0           13D                           Page 10 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                ScogBell SB Manager, Inc.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

          REPORTING                 10.      SHARED DISPOSITIVE POWER

         PERSON WITH                             310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               CO

CUSIP No. 461430 10 0           13D                            Page 11 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Craig Effron
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                PF, WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               2,000

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             345,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  2,000

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             345,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               347,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               42.4
      14.      TYPE OF REPORTING PERSON

                               IN

CUSIP No. 461430 10 0           13D                          Page 12 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Curtis Schenker
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                PF, WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                   <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               4,000

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             345,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  4,000

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             345,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               349,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               42.7
      14.      TYPE OF REPORTING PERSON

                               IN

CUSIP No. 461430 10 0           13D                          Page 13 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                S&E Partners, L.P.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            345,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                   0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            345,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               345,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               42.2
      14.      TYPE OF REPORTING PERSON

                               PN

CUSIP No. 461430 10 0           13D                           Page 14 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Scoggin, Inc.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             345,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             345,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               345,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               42.2
      14.      TYPE OF REPORTING PERSON

                               CO

CUSIP No. 461430 10 0           13D                          Page 15 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                Scoggin Capital Management, L.P.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                            345,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                            345,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               345,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               42.2
      14.      TYPE OF REPORTING PERSON

                               PN

CUSIP No. 461430 10 0           13D                           Page 16 of 31


      1.       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                ScogBell SB Member, L.L.C.
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) <square>
                                                                                (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS

                                WC
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                    <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
                                     7.       SOLE VOTING POWER

           NUMBER OF                               0

            SHARES                   8.       SHARED VOTING POWER

         BENEFICIALLY                             310,927

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  0

           REPORTING                10.      SHARED DISPOSITIVE POWER

          PERSON WITH                             310,927

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               310,927
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               37.9
      14.      TYPE OF REPORTING PERSON

                               OO

                             SCHEDULE 13D


PRELIMINARY NOTE

     This Statement on Schedule 13D is being filed in connection with the purchase by ScogBell Acquisition, L.L.C. ("ScogBell") of an aggregate of in excess of 5% of the Participations in Limited Partnership Interest of a New York limited partnership named Investment Properties Associates, a Limited Partnership (the "Issuer"). The filing of this Schedule 13D by the members of ScogBell other than its managers should not be deemed an admission by any such member that such member exercises voting or dispositive authority over the securities owned by ScogBell.


ITEM 1.    SECURITY AND ISSUER.

     This Schedule 13D relates to Participations in Limited Partnership Interest ("Participation Interests") which are interests issued by a limited partner of the Issuer that represent partial assignments of that limited partner's interest in the Issuer. The address of the principal executive offices of the Issuer is 60 East 42nd Street, New York, New York 10165.

     Scogbell believes, based on the information available to it, that under the Issuer's Limited Partnership Agreement, as amended, the holders of Participation Interests have no right to vote on any matter unless they are admitted with the consent of the Partnership as substituted limited partners and that, even if so admitted, such holders have the right only to vote on amendments to the Limited Partnership Agreement and on merger transactions. Scogbell and the other persons filing this Statement do not concede in making this filing that the Participation Interests are not non-voting securities for purposes of Rule 13d-1(i) under the Securities Exchange Act of 1934, as amended, or that this filing is required to be made.


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(f) This statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing filed with this Statement as
Exhibit 7.1:

         (i) ScogBell Acquisition, L.L.C., a Delaware limited liability company ("ScogBell");
         (ii)   ScogBell AG Manager, Inc, a Delaware corporation ("AGM");
         (iii)  Angelo,  Gordon  &  Co., L.P. a Delaware limited  partnership
                ("AG");
         (iv)   AG Partners, L.P., a Delaware limited partnership ("AGP");
         (v)    John M. Angelo ("Angelo");
         (vi)   Michael L. Gordon ("Gordon");
         (vii) AG Class A ScogBell Acquisition, L.L.C., a Delaware limited liability company ("AGA");
         (viii) AG Class B ScogBell Acquisition, L.L.C., a Delaware limited liability company ("AGB");
         (ix)   ScogBell SB Manager, Inc., a Delaware corporation ("SBM");
         (x)    Craig Effron ("Effron");
         (xi)   Curtis Schenker ("Schenker");

                               Page 17 or 31

         (xii)  S&E Partners, L.P., a Delaware limited partnership ("S&E");
         (xiii) Scoggin, Inc., a Delaware corporation ("SC");
         (xiv)  Scoggin   Capital   Management,   L.P.,  a  Delaware  limited
                partnership ("Scoggin"); and
         (xv) ScogBell SB Member, L.L.C., a Delaware limited liability company ("SSBM").

     The name, business address, present principal occupation or employment and citizenship of each general partner, director or officer of each Reporting Person is set forth on the Schedules hereto.

     AG is a registered investment adviser and broker dealer primarily engaged in investing and trading in securities and other investment assets for institutional and individual accounts, including its own proprietary account. AGP is the general partner of AG, and Angelo and Gordon are the general partners of AGP. Each of AGM, AGA and AGB (collectively with AG and AGP, the "AG Entities") was formed to facilitate the acquisition of interests in the Issuer on behalf of accounts managed by AG.

     Each of S&E, SC, Scoggin, SBM and SSBM (collectively, the "Scoggin Entities") is a privately owned investment vehicle which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments. Each of Effron and Schenker are private investors who purchase, directly and through privately owned entities, securities and other financial instruments for investment and trading purposes.

     ScogBell was formed to acquire, hold, finance and sell interests in the Issuer. By agreement among ScogBell's members, management and control of ScogBell is vested exclusively in AGM and SBM, as managers.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on the Schedules hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 10, 1998, ScogBell purchased from Mrs. Leona Helmsley and certain entities controlled by her all of the interests (the "Helmsley Interests") owned by Mrs. Helmsley (directly or indirectly) in the Issuer, for an aggregate purchase price of $100,685,086. The interests in the Issuer that were acquired (directly or indirectly) by ScogBell in the transaction included general partnership interests, special limited partnership interests and an aggregate of 282,377 Participation Interests, as well as a promissory note of the Issuer and Mrs. Helmsley's rights to deferred distributions due from the Issuer. Certain of the purchased interests, including 4,000 Participation Interests, are held in a corporation, the ownership of which was acquired as part of the transaction. The sellers in the transaction were Mrs. Helmsley, Helmsley Enterprises, Inc., a Delaware corporation, HBH Holdings Corp., a Delaware corporation, and Supervisory Management Corp., a New York corporation. By agreement between ScogBell and the sellers, an aggregate of $25,555,118 of the total purchase price was allocated to the 282,377 Participation Interests included in the sale. The purchase price is subject to adjustment under certain circumstances.

     Subsequent to the consummation of the acquisition of the Helmsley Interests, on June 10, 1998, ScogBell purchased 28,550 Participation Interests in the over-the-counter market (such Participation Interests, together with the Helmsley Interests, are collectively referred to as the "Interests"). These open market acquisitions were effected through the purchases of 19,775 Participation Interests at $84.72 per Participation Interest and 8,775 Participation Interests at $85.00 per Participation Interest. The purchases were made by Scoggin Capital Management, L.P., as nominee, for ScogBell.

     ScogBell obtained all of the funds necessary for the purchase of the Interests and to fund various transactional and other expenses from equity contributions made by its members, AGA, AGB, SSBM, Belvedere IPA, L.L.C., Belvedere IPA 2, L.L.C and BA NYCHICAGO, L.L.C. Belvedere IPA, L.L.C. and Belvedere IPA 2, L.L.C. are controlled by Glen Siegel and his affiliates. ScogBell expects to seek to refinance its investment by borrowing approximately $70 million from a bank or other lender using some or all of the assets acquired in the transactions as collateral. ScogBell would use the proceeds of the financing to return to its members a portion of their respective equity contributions.

     As described in the response to Item 5, Scoggin acquired beneficial ownership of 35,000 Participation Interests on April 17, 1998. Scoggin paid an aggregate of $2,184,700, all of which was working capital funds. The Scoggin Entities obtained the approximately $57,975,000 contributed by them to the capital of ScogBell from various investment entities controlled directly or indirectly by SC.

     The AG Entities obtained the approximately $33,025,000 contributed by them to the capital of ScogBell from various investment accounts controlled by AG.


ITEM 4.    PURPOSE OF TRANSACTION.

     ScogBell acquired the Interests, including the Participation Interests, as an investment and with a view to making a profit. Prior to purchasing the Interests, ScogBell and the other Reporting Persons determined based on publicly available information that it probably would be desirable for the Issuer to seek in the relatively near future to sell its assets and liquidate. Following the purchase, representatives of ScogBell met with Mr. Irving Schneider, who is a general partner of the Issuer and who controls a corporate general partner of the Issuer, and discussed Mr. Schneider's views regarding the Issuer. Mr. Schneider advised ScogBell's representatives that on behalf of the Issuer, he is exploring the possibility of selling one or more or all of the Issuer's commercial properties, but that there are no assurances that any sale could be concluded. ScogBell concurs in this strategy.

     In its purchase of the Helmsley Interests, ScogBell acquired ownership of two of the four general partners of the Issuer. Under the Issuer's Limited Partnership Agreement, all decisions as to significant matters involving the Issuer, other than day-to-day management matters, must be approved by three of the four general partners.

     Each of the Reporting Persons expects that, so long as such person is the beneficial owner of Participation Interests, it will continuously monitor its investment in the Issuer and, depending on its analysis of the Issuer's portfolio of properties, market conditions in the areas in which the properties are located, regional or national general economic conditions and prospects, and other factors deemed relevant from time to time, it may seek to take a variety of actions, including (i) seeking to encourage or facilitate the Issuer's sale or other disposition of some or all of its properties; (ii) seeking to dispose (or cause ScogBell to dispose) of some or all of its interest in the Issuer, in privately negotiated transactions, through the over-the-counter or other markets in which the Participation Interests may be traded or otherwise; (iii) seeking to encourage the Issuer to continue to operate the properties; or (iv) seeking to increase its equity ownership interest in the Issuer.

     Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present management of the Issuer;
(e) any material change in the present capitalization or distribution policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Limited Partnership Agreement or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in this sentence.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a),(b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Participation Interests of the Issuer as of the date hereof are set forth below. Percentages given below are based on information contained in the Issuer's most recent Quarterly Report on Form 10-Q to the effect that there are 820,000 Participation Interests outstanding.

           (i) ScogBell is the beneficial owner of, and has sole dispositive and voting power over, 310,927 Participation Interests, which represents 37.9% of the outstanding Participation Interests.

           (ii) By reason of its status as a manager or affiliate of a manager of ScogBell, each of AGM, AGA, AGB, SBM and SSBM may be deemed to beneficially own and share voting and dispositive power over the 310,927 Participation Interests owned by ScogBell. To the extent they are deemed to be controlling persons of a manager of ScogBell, Angelo, Gordon, AGP, AG, Effron, Schenker, S&E, SC and Scoggin similarly may be deemed to beneficially own and to share voting and dispositive power over the same Participation Interests.

           (iii) In addition to the beneficial ownership of Participation Interests attributed to it by reason of its relationship with ScogBell (as described in paragraph (ii) above) Scoggin beneficially owns an additional 35,000 Participation Interests, or an additional 4.3% of the outstanding Participation
                Interests. To the extent they are deemed to be controlling persons of Scoggin, each of Effron, Schenker, SC and S&E may be deemed to beneficially own and to share voting and dispositive power over the 35,000 Participation Interests. The 35,000
                Participation Interests are part of an aggregate of 87,000 Participation Interests acquired by Scoggin as nominee for itself and 23 other persons or entities on April 17, 1998. Scoggin has no right (shared or otherwise) to direct the voting or disposition of the balance of the 87,000 Participation Interests and accordingly is not the beneficial owner of those other securities.

           (iv) In  addition  to  the  beneficial  ownership  of  Participation
                Interests attributed to each of them by reason of their relationship with Scoggin and ScogBell (as described in paragraphs (ii) and (iii) above), Effron is the beneficial owner of 2,000 Participation Interests and Schenker is the beneficial owner of 4,000 Participation Interests, which represent .24% and .48% of the outstanding Participation Interests respectively.

     (c) Transactions in Participation Interests effected within the last 60 days by the Reporting Persons are set forth on ANNEX A attached to and forming part of this Statement.

     (d),(e) Not applicable.


ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS   OR   RELATIONSHIPS  WITH
           RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described in this Schedule 13D, no Reporting Person, nor, to the best knowledge of each Reporting Person, any other person named on the Schedules hereto, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1 -- Agreement of Joint Filing

                               SIGNATURE


     KNOW ALL MEN BY THESE PRESENTS, that each of the persons whose signature appears below constitutes and appoints CRAIG EFFRON his true and lawful attorney-in-fact and agent to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 22, 1998



                            SCOGBELL ACQUISITION, L.L.C.
                            By: SCOGBELL AG MANAGER, INC., its Manager


                            By: /S/ MICHAEL L. GORDON
                                Name: Michael L. Gordon
                                Title: Director & Vice President


                            By: SCOGBELL SB MANAGER, INC., its Manager


                            By:   /S/ CRAIG EFFRON
                                Craig Effron
                                Title: President


                            SCOGBELL AG MANAGER, INC.


                            By: /S/ MICHAEL L. GORDON
                                Name: Michael L. Gordon
                                Title: Director & Vice President


                            JOHN M. ANGELO


                            /S/ JOHN M. ANGELO
                            John M. Angelo

                            MICHAEL L. GORDON


                            /S/ MICHAEL L. GORDON
                            Michael L. Gordon


                            ANGELO, GORDON & CO., L.P.
                            By: AG PARTNERS, L.P., its General Partner


                            By: /S/ MICHAEL L. GORDON
                                Name: Michael L. Gordon
                                Title: General Partner


                            AG PARTNERS, L.P.


                            By: /S/ MICHAEL L. GORDON
                                Name: Michael L. Gordon
                                Title: General Partner


                            AG CLASS A SCOGBELL ACQUISITION, L.L.C.
                            By: SCOGBELL AG MANAGER, INC., its Manager


                            By: /S/ DANA GOTTLIEB
                                Name: Dana Gottlieb
                                Title: Vice President

                            AG CLASS B SCOGBELL ACQUISITION, L.L.C.
                            By: SCOGBELL AG MANAGER, INC., its Manager


                            By: /S/ DANA GOTTLIEB
                                Name: Dana Gottlieb
                                Title: Vice President


                            SCOGBELL SB MANAGER, INC.


                            By:   /S/ CRAIG EFFRON
                                Craig Effron
                                Title: President


                            CRAIG EFFRON


                            /S/ CRAIG EFFRON
                            Craig Effron


                            CURTIS SCHENKER


                            /S/ CURTIS SCHENKER
                            Curtis Schenker


                            SCOGGIN CAPITAL MANAGEMENT, L.P.
                            By: S&E PARTNERS, L.P., its General Partner
                            By: SCOGGIN, INC., its General Partner


                            By: /S/ CRAIG EFFRON
                                Name: Craig Effron
                                Title: President


                            S&E PARTNERS, L.P.
                            By: SCOGGIN, INC., its General Partner


                            By: /S/ CRAIG EFFRON
                                Name: Craig Effron
                                Title: President


                            SCOGGIN, INC.


                            By: /S/ CRAIG EFFRON
                                Name: Craig Effron
                                Title: President

                            SCOGBELL SB MEMBER, L.L.C.
                            By: SCOGGIN, INC., its Manager


                            By: /S/ CRAIG EFFRON
                                Name: Craig Effron
                                Title: President

                              SCHEDULE I


                       OFFICERS AND DIRECTORS OF
                       SCOGBELL AG MANAGER, INC.


     Set forth below are the names and present principal occupations or employment of each officer and director of ScogBell AG Manager, Inc. Each person listed below is a citizen of the United States. Except as indicated, the business address of each of the persons listed below is 245 Park Avenue, New York, New York 10167.

     The names and principal occupations of the Officers and Directors of ScogBell AG Manager, Inc. are as follows:

     NAME                            POSITION WITH ENTITY; PRINCIPAL OCCUPATION

     John M. Angelo                  President and Treasurer; Director;
                                     Chief Executive Officer
                                     Angelo, Gordon & Co., L.P

     Michael L. Gordon               Vice President and Secretary; Director;
                                     Chief Operating Officer
                                     Angelo, Gordon & Co., L.P.

     David Roberts                   Vice President;
                                     Managing Director
                                     Angelo, Gordon & Co., L.P.

     Fred Berger                     Vice President;
                                     Chief Financial Officer
                                     Angelo, Gordon & Co., L.P.

     Keith F. Barket                 Vice President;
                                     Managing Director
                                     Angelo, Gordon & Co., L.P.

     Louis J. Forster                Vice President;
                                     Managing Director
                                     Angelo, Gordon & Co., L.P.

     Dana Gottlieb                   Vice President;
                                     Vice President
                                     Angelo, Gordon & Co., L.P.

     Bruce M. Stachenfeld            Assistant Secretary;
                                     Partner, Duval & Stachenfeld LLP

                              SCHEDULE II


                       OFFICERS AND DIRECTORS OF
                             SCOGGIN, INC.


     Set forth below are the names and present principal occupations or employment of each officer and director of Scoggin, Inc. Each person listed below is a citizen of the United States. The business address of each of the persons listed below is 660 Madison Avenue, New York, New York 10021.

     NAME                             POSITION

     Craig Effron                     President; Director

     Curtis Schenker                  Vice President; Treasurer; Secretary;
                                      Director

                             SCHEDULE III


                       OFFICERS AND DIRECTORS OF
                       SCOGBELL SB MANAGER, INC.


     Set forth below are the names of each officer and director of ScogBell SB Manager, Inc. See Schedule II for the present principal occupations of such persons. Each person listed below is a citizen of the United States. The business address of each of the persons listed below is 660 Madison Avenue, New York, New York 10021.

     NAME                          POSITION(S)

     Craig Effron                  President; Director
                                   President
                                   Scoggin, Inc.

     Curtis Schenker               Vice President and Secretary;
                                   Vice President and Secretary; Treasurer
                                   Scoggin, Inc.


                              SCHEDULE IV


                             CRAIG EFFRON


     Mr. Effron's business address is 660 Madison Avenue, New York, New York 10021. He is a citizen of the United States. Mr. Effron is the President and a Director of Scoggin, Inc.

                              SCHEDULE V


                            CURTIS SCHENKER


     Mr. Schenker's business address is 660 Madison Avenue, New York, New York 10021. He is a citizen of the United States. Mr. Schenker is the Chief Vice President, Treasurer, Secretary and a Director of Scoggin, Inc.


                              SCHEDULE VI


                AG CLASS A SCOGBELL ACQUISITION, L.L.C.


     Scogbell AG Manager, Inc. (see Schedule I is the manager of AG Class A ScogBell Acquisition, L.L.C.


                             SCHEDULE VII


                AG CLASS B SCOGBELL ACQUISITION, L.L.C.


     Scogbell AG Manager, Inc. is the manager of AG Class B ScogBell Acquisition, L.L.C.


                             SCHEDULE VIII


                     SCOGBELL ACQUISITION, L.L.C.


     ScogBell AG Manager, Inc. (see Schedule I) and ScogBell SB Manager, Inc. (see Schedule III) are the managers of ScogBell Acquisition, L.L.C.


                              SCHEDULE IX


                          S&E PARTNERS, L.P.


     Scoggin, Inc. (see Schedule II) is the general  partner  of  S&E Partners,
L.P.

                              SCHEDULE X


                   SCOGGIN CAPITAL MANAGEMENT, L.P.


     S&E Partners, L.P. (see Schedule IX) is the general partner of Scoggin Capital Management, L.P.


                              SCHEDULE XI


                            JOHN M. ANGELO


     Mr. Angelo's business address is 245 Park Avenue, New York, New York 10167. He is a citizen of the United States. Mr. Angelo is a general partner of AG Partners, L.P. (see Schedule XIII).


                             SCHEDULE XII


                           MICHAEL L. GORDON


     Mr. Gordon's business address is 245 Park Avenue, New York, New York 10167. He is a citizen of the United States. Mr. Gordon is a general partner of AG Partners, L.P. (see Schedule XIII).


                             SCHEDULE XIII


                           AG PARTNERS, L.P.


     AG Partners, L.P. is the general partner of Angelo Gordon & Co., L.P. (see
Schedule XIV).


                             SCHEDULE XIV


                      ANGELO, GORDON & CO., L.P.


     The business address for Angelo, Gordon & Co., L.P. is 245 Park Avenue, New York, New York 10167. Angelo, Gordon & Co., L.P. wholly owns ScogBell AG Manager, Inc. (See Schedule I).

                              SCHEDULE XV


                      SCOGBELL SB MEMBER, L.L.C.


       Scogbell SB Manager, Inc. (see Schedule III) is the manager of Scogbell SB Member, L.L.C.

                                ANNEX A


Transactions in Participation Interests effected within the last 60 days:

1.   Scoggin Capital Management, L.P.:

DATE                          AMOUNT        Price Per                  WHERE AND HOW EFFECTED
                                            PARTICIPATION INTEREST
April 17, 1998                35,000           $62.42                  Privately negotiated transaction.

2.   Craig Effron:

DATE                          AMOUNT       Price Per                  WHERE AND HOW EFFECTED
                                           PARTICIPATION INTEREST
May 15, 1998                   1,000           $76.00                 Nasdaq OTC Market
June 11, 1998                    500           $91.50                 Nasdaq OTC Market
June 11, 1998                    500           $91.75                 Nasdaq OTC Market

3.   Curtis Schenker:

DATE                          AMOUNT       Price Per                  WHERE AND HOW EFFECTED
                                           PARTICIPATION INTEREST
June 11, 1998                  4,000           $90.00                 Nasdaq OTC Market

4. Madison Partnership Liquidity Investors 35, L.L.C. (an entity in which accounts managed by Angelo, Gordon & Co., L.P. have an indirect interest):

DATE                          AMOUNT       Price Per                  WHERE AND HOW EFFECTED
                                           PARTICIPATION INTEREST
June 15, 1998                  1,000           $81,875                Nasdaq OTC Market